Exhibit 8.1

Significant Subsidiaries at March 17, 2010

NAME	COUNTRY OF INCORPORATION	OWNERSHIP AND VOTING PERCENTAGE

KTL Camden, Inc.	Republic of Liberia	100%
KTL Kensington, Inc.	Republic of Liberia	100%
KTL Hampstead, Inc.	Republic of Liberia	100%
KTL Mayfair, Inc.	Republic of Liberia	100%
KTL Belgravia I, Inc.	Republic of Liberia	100%
KTL Belgravia II, Inc.	Republic of Liberia	100%